

September 9, 2010

<u>Via U.S. Mail and Facsimile (248) 461-2680</u>

Mr. Hung-Lang Huang
Chairman, Chief Executive Officer and President
DIAS Holding, Inc.
16630 Southfield Road
Allen Park, MI 48101

> **Re: DIAS Holding, Inc.**
> **Item 4.01 Form 8-K Filed August 4, 2010**
> **File No. 0-51898**

Dear Mr. Huang:

We issued comments to you on the above captioned filing on August 6, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 20, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 20, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact the undersigned at (202) 551-3694 if you have questions.

Sincerely,

Jonathan Wiggins
Staff Accountant